Tax Management Policy

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1.	Introduction

BRF understands that changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our results of operations and financial condition.

Our risk management recognizes that the Brazilian government regularly implements changes to tax regimes that may increase our and our suppliers’ and customers’ tax burdens, which may in turn increase the prices we charge for the products we sell, restrict our ability to do business in our existing markets and, therefore, materially adversely affect our results of operations and financial condition. Moreover, certain tax laws may be subject to controversial interpretation by tax authorities. In the event that tax authorities interpret tax laws in a manner that is inconsistent with our interpretations, we may be adversely affected.

For all that reasons, that taxation is material topic for BRF and its stakeholders in terms of compliance and therefore we actively manage, monitor and control our Group tax affairs. It is also an important element of our overall corporate social responsibility, thus BRF understands the importance of tax compliance and responsible and sustainable planning.

We believe it is good practice to voluntarily disclose information about our tax management, as provided in the following sections.

This Policy is guided by the values that are part of BRF’s essence and culture and therefore are essential for all company relations: Ethics, Transparency and Integrity.

2.	Tax Compliance

•	BRF is committed to complying with all applicable international and local guidelines, laws, rules and regulations, and to following the spirit of the law in meeting tax obligations in an appropriate and fair manner;
•	When interpreting tax laws BRF commits to be prudent and utilize logical and systemic interpretations, always considering lawmaker’s intention and taking into consideration prevailing case laws. Economic, political, and social contexts should also be considered in order to mitigate the legal tax risks;
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•	BRF also is committed to ensure the proper record of taxes and the timely delivery of ancillary obligations, avoiding penalties and other non-expected tax liabilities;
•	In order to ensure that the correct amounts of taxes are being reported and paid to the tax authorities, BRF also follows objective and accurate internal processes designed and controlled by multidisciplinary teams involved on the related day-to-day activities;
•	Regarding tax benefits and incentives BRF is extremely committed to complying with all applicable laws and regulations and delivery all ancillary obligations.

3.	Tax Management

•	BRF analyzes and manages tax impacts of current and future business operations and transactions based on genuine business rationale and considering a long-term view of sustainability and predictability;
•	Tax strategies adopted by BRF consider the mitigation of risks to the corporate reputation;
•	Intercompany transactions are subject to related party transactions policy, and therefore, subject to the Transfer Price laws and regulations of each country or region where related parties are domiciled;
•	BRF is committed not to engage in tax strategies that are not aligned with best practices set forth by OECD and repeals artificial structures methods without economic purpose. The Company is committed in only taking tax positions that are defendable under full disclosure;
•	Whenever it is possible the Company claims tax benefits, incentives and low tax rates available under applicable laws, if they are justified legally and from an economic business standpoint.

4.	Relationship with Tax Authorities

•	BRF is engaged in open and respectful dialogue, cooperation and transparency with tax authorities. The Company participates in tax discussions jointly with business organizations and those promoted by tax authorities in the markets where it operates;
•	BRF is committed in properly attending any legal requests of tax authorities that are performed in the scope of a Tax Inspection;
•	When appropriate, BRF may engage constructively in expressing its point of view on the formulation of tax legislation and regulations;
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•	BRF defends itself and takes all actions available, including but not limited to hiring independent legal opinions, whenever the Company understands that it has a strong business and tax position related to any controversial matters;
•	BRF does not accept any form of corruption in businesses and seeks this same commitment in its value chain. Thus, employees or executives of BRF are oriented to neither offer nor accept bribery to obtain benefits in taxation or decrease the tax burden.

5.	Governance

•	BRF manages its tax affairs within a strong tax governance and in accordance with the Group Tax Strategy agreed by the Group Chief Financial Officer and the Executive Board, as well as with the Board and its Committees as applicable;
•	The Company has in place a Tax Committee that is composed of Vice President of Finance, CFO, Tax Director, Risk Director and Accounting Director which is entitled to deliberate relevant tax matters and if necessary also recommend the analysis and approval by Board of Directors and/or its Committees;

6.	Audit and SoX Controls

•	The Company is committed in maintaining a strong Control Framework ensuring that the information used in tax administration is reliable, complete, current, and auditable;
•	The main tax processes are periodically reviewed by BRF’s Internal Audit and independent auditors ensuring that BRF does not support aggressive or evasive tax policies that may incur risks to the Company and its stakeholders.

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